                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K

(Mark One)

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended December 31, 1994

                             OR
/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from __________  to  __________.



Commission file number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Quanex Corporation Hourly Bargaining Unit Employees Savings Plan





B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Quanex Corporation
      1900 West Loop South, Suite 1500
      Houston, Texas 77027
      Phone: (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT





The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Quanex Corporation Hourly Bargaining Unit Employees Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information by fund and supplemental schedules of (1) investments as of December 31, 1994 and (2) 5% reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. This information and these schedules are not a required part of the basic financial statements. The schedules are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and these schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

May 17, 1995

                               QUANEX CORPORATION
                 HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS



                                                                                   December 31,
                                                                         -----------------------------
                                                                            1994              1993
                                                                         ----------        -----------
Assets:
  Investments, at fair value -
     Mutual fund assets                                                  $3,406,799         $2,249,402
     Quanex Corporation common stock                                        132,707             15,617
     Common/commingled trust                                                 20,091                  -
                                                                         ----------         ----------
                                                                          3,559,597          2,265,019
  Deposits with insurance company
     at contract value                                                      131,294            281,373
                                                                         ----------         ----------
                 Total                                                    3,690,891          2,546,392
                                                                         ----------         ----------
  Employee contributions receivable                                         117,866             74,473
  Employer contributions receivable                                           6,951                  -
                                                                         ----------         ----------
Net assets available for benefits                                        $3,815,708         $2,620,865
                                                                         ==========         ==========





                       See notes to financial statements.

                               QUANEX CORPORATION
                 HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS



                                                                                   December 31,
                                                                         -----------------------------
                                                                            1994               1993
                                                                         ----------         ----------
Investment income:
         Interest and dividends                                          $  142,094         $  148,229
         Net appreciation (depreciation) in fair
            value of investments                                            (80,190)            72,733
                                                                         ----------         ----------
                          Total                                              61,904            220,962
                                                                         ----------         ----------
Contributions
         Employee                                                         1,157,814            830,367
         Employer                                                            72,075                  -
                                                                         ----------         ----------
                                                                          1,229,889            830,367
                                                                         ----------         ----------
                          Total additions                                 1,291,793          1,051,329
                                                                         ----------         ----------
Benefit payments                                                             96,950            188,154
                                                                         ----------         ----------
Increase in net assets available for benefits                             1,194,843            863,175

Net assets available for benefits:
         Beginning of year                                                2,620,865          1,757,690
                                                                         ----------         ----------
         End of year                                                     $3,815,708         $2,620,865
                                                                         ==========         ==========





                       See notes to financial statements.

                               QUANEX CORPORATION
                 HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1994 AND 1993

A.       DESCRIPTION OF THE PLAN

         The following description of the Quanex Corporation Hourly Bargaining Unit Employees' Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan, originally named the Quanex Corporation Hourly Employee Savings Plan, became effective January 1, 1989 and is sponsored by Quanex Corporation (the "Company"). The Plan began receiving contributions in April 1989. The Plan is a defined contribution plan which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan is a voluntary savings plan in which hourly employees of certain divisions of the Company are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company (the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Participants may elect to contribute up to 15% of their before-tax or after-tax compensation as defined by the Plan agreement. The Plan was amended effective July 1, 1994 to include LaSalle Steel hourly employees. All plan provisions apply to the LaSalle Steel hourly employees with the addition of an employer matching contribution that does not exceed 5% of the member's considered compensation. During the 1994 Plan year, LaSalle Steel Company made a Supplemental Employer Contribution of $100 on behalf of each member who was employed by LaSalle Steel Company on May 15, 1994 and also on behalf of each member who is first hired by LaSalle Steel Company after May 15, 1994, and completes 720 hours of service.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution and an allocation of investment income, which is based upon individual participant account balance as of the end of the period in which the income was earned.

         (4) Investment Options. The Plan has eight investment funds and a Quanex stock fund managed by the Trustee, as follows:

                 Government Money Market Fund - composed of short-term government obligations.

                 Short-Intermediate Government Fund - invested and reinvested in securities issued by the U.S. government.

                 Balanced Fund - invested and reinvested in common and preferred stocks and bonds.

                 Growth and Income Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Magellan Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Contrafund - invested and reinvested in equities of foreign and domestic companies.

                 Overseas Fund - invested and reinvested in foreign securities.

                 Common/Commingled Trust - invested and reinvested in investment contracts with insurance companies, banks and other financial institutions.

                 Puritan Fund - invested and reinvested in common and preferred stock and bonds.

                 Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

                 During 1994, the Short-Intermediate Government Fund was replaced by the Puritan Fund effective July 1, 1994.

                 Additionally, the Plan has investments in a series of guaranteed investment contracts. Refer to Note C for further discussion.

         (5) Vesting. Participants are immediately vested in their contributions and the related earnings. Vesting in employer's matching contributions for employees is 0% for less than one year of services graduating to 100% for five or more years. Upon death, retirement or total permanent disability, the participant or beneficiary becomes immediately vested in the employer's contribution. In the event of termination, nonvested portions of employer's contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.

         (6) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump sum distribution equal to the total amount of vested benefits in his or her account. See further discussion of benefits payable in Note G.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments.
                 Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price.

         (3) Administrative Expenses. The Company pays all administrative expenses.

         (4)     Payment of Benefits.  Benefits are recorded when paid.

C.       DEPOSITS WITH INSURANCE COMPANY

         In 1989, the Plan entered into a series of guaranteed investment contracts with Metropolitan Life Insurance Company ("Metropolitan"). The contracts provide a guaranteed rate of return on principal invested which is credited to the Plan for the length of the contracts. The contracts are reduced for Plan withdrawals. The contracts are included in the financial statements at the December 31, 1994 and 1993 contract values as reported to the Plan by Metropolitan. A portion of these contracts matured on January 1, 1994. The remainder mature on January 1, 1995. The contracts provide an interest rate of 8.3%.

D.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at anytime subject to the provisions set forth in ERISA. In the event of plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

E.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the department of Labor and the Internal Revenue Service (the "IRS"). The Plan has received a favorable letter of tax determination dated June 11, 1990. As such, the Plan is a qualified trust under Sections 401 (a) and 401 (k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under Section 501 (a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

F.       RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1994 and 1993, the Plan purchased and sold shares of Quanex Corporation common stock, as shown below:

                                  1994                              1993
                                  ----                              ----
                         Shares           Cost             Shares           Cost
                         ------           ----             ------           ----
                          5,096         $110,023            565            $10,008

         During the years ended December 31, 1994 and 1993, the Plan sold 194 and 5 shares of Quanex Corporation common stock for $5,392 (cost $4,682) and $95 (cost $108), respectively.

         During the year ended December 31, 1994 and 1993, the Plan purchased shares of Fidelity, the Trustee, mutual fund assets as shown below:

                                  1994                              1993
                                  ----                              ----
                         Shares           Cost             Shares           Cost
                         ------           ----             ------           ----
                         824,831        $1,914,365         455,285        $1,216,239

         During the years ended December 31, 1994 and 1993, the Plan sold 321,719 and 260,007 shares of Fidelity mutual fund assets for $819,960 (cost $825,438) and $461,405 (cost $459,020), respectively.

         During the year ended December 31, 1994, the Plan purchased 20,091 shares (cost $20,091) of Fidelity , the Trustee, Common/Commingled Trust.

G.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         Benefits payable are not reportable as liability on the statement of net assets available for benefits on the financial statements prepared in conformity with generally accepted accounting principles. See reconciliation of financial statements as of December 31, 1994, for Form 5500 below:

Net assets available for benefits per
     financial statements                  $3,815,708

     Less:   Benefits payable                  22,867
                                           ----------
Net assets available for benefits per
     Form 5500                             $3,792,841
                                           ==========

         For the year ended December 31, 1994, benefit payments recorded in the financial statements totaled $96,950. Benefit payments in Form 5500 totaled $119,818.

H.       SUBSEQUENT EVENT

         As of January 1, 1995, Guaranteed Insurance Contract Fund with Metropolitan matured. Effective January 1995, this fund is no longer a part of the Plan investment options.

I. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS The following tables provide supplemental information regarding the net assets available for benefits by investment fund.


                                                                                   December 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------
                                                         GOVT.                                                GROWTH
                                                         MONEY       COMMON\                                   AND
                                                         MARKET     COMMINGLED    PURITAN       BALANCED      INCOME     MAGELLAN
                                            TOTAL         FUND        TRUST         FUND          FUND         FUND        FUND
                                          ----------   ----------   ----------    --------      --------     --------   ----------
Assets
   Investments at fair value
         Mutual fund assets               $3,406,799   $1,551,467                  $479,342      $16,594     $126,277     $990,913
         Quanex common stock                 132,707
         Common\commingled trust              20,091                   $20,091
                                          ----------   ----------      -------     --------      -------     --------   ----------
                                           3,559,597    1,551,467       20,091      479,342       16,594      126,277      990,913
   Deposits with insurance company
        at contract value                    131,294
                                          ----------   ----------      -------     --------      -------     --------   ----------
            Total Investments              3,690,891    1,551,467       20,091      479,342       16,594      126,277      990,913

   Contributions receivable
   Employer                                    6,951        1,358          640          932          450          666        1,334
   Employee                                  117,866       39,148        4,002       17,910        2,591        6,394       31,876
                                          ----------   ----------      -------     --------      -------     --------   ----------
                                             124,817       40,506        4,642       18,842        3,041        7,060       33,210
                                          ----------   ----------      -------     --------      -------     --------   ----------

   Net assets available
         for benefits                     $3,815,708   $1,591,973      $24,733     $498,184      $19,635     $133,337   $1,024,123
                                          ==========   ==========      =======     ========      =======     ========   ==========

                                                                          QUANEX
                                                                          CORP.      GUARANTEED
                                              OVERSEAS      CONTRA-       COMMON     INVESTMENT
                                                FUND         FUND         STOCK       CONTRACT
                                              --------      -------      --------    ----------
Assets
   Investments at fair value
         Mutual fund assets                   $221,045      $21,161
         Quanex common stock                                             $132,707
         Common\commingled trust
                                              --------      -------      --------     --------
                                               221,045       21,161       132,707
   Deposits with insurance company
        at contract value                                                             $131,294
                                              --------      -------      --------     --------
            Total Investments                  221,045       21,161       132,707      131,294

   Contributions receivable
   Employer                                        805          291           475
   Employee                                      9,052        2,663         4,230
                                              --------      -------      --------     --------
                                                 9,857        2,954         4,705
                                              --------      -------      --------     --------

   Net assets available
         for benefits                         $230,902      $24,115      $137,412     $131,294
                                              ========      =======      ========     ========


                                                                                 December 31, 1993
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                       SHORT-
                                                          GOVT.        INTER-      INTER-                     GROWTH
                                                          MONEY       MEDIATE     MEDIATE                      AND
                                                          MARKET       GOVT.        BOND        PURITAN       INCOME      MAGELLAN
                                             TOTAL         FUND         FUND        FUND          FUND         FUND         FUND
                                          ----------     --------     --------    -------       --------      -------     --------
Assets:
   Investments at fair value
         Mutual fund assets               $2,249,402     $907,094     $168,313      $0          $333,054      $45,120     $658,370
         Quanex common stock                  15,617
                                          ----------     --------     --------      --          --------      -------     --------
                                           2,265,019      907,094      168,313       0           333,054       45,120      658,370
   Deposits with insurance company
       at contract value                     281,373
                                          ----------     --------     --------      --          --------      -------     --------

            Total Investments              2,546,392      907,094      168,313       0           333,054       45,120      658,370

   Employee contributions receivable          74,473       24,184        5,945       0            12,298        2,619       23,809
                                          ----------     --------     --------      --          --------      -------     --------

   Net assets available
         for benefits                     $2,620,865     $931,278     $174,258      $0          $345,352      $47,739     $682,179
                                          ==========     ========     ========      ==          ========      =======     ========

                                                             QUANEX
                                                             COMMON      GUARANTEED
                                               OVERSEAS      STOCK       INVESTMENT
                                                 FUND         FUND        CONTRACT
                                               --------      -------     ----------
Assets:
   Investments at fair value
         Mutual fund assets                    $137,451
         Quanex common stock                                 $15,617
                                               --------      -------      --------
                                                137,451       15,617
   Deposits with insurance company
       at contract value                                                  $281,373
                                               --------      -------      --------

            Total Investments                   137,451       15,617       281,373

   Employee contributions receivable              4,779          839
                                               --------      -------      --------

   Net assets available
         for benefits                          $142,230      $16,456      $281,373
                                               ========      =======      ========

J. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
   The following tables provide supplemental information regarding the change in net assets available for benefits by investment fund.

                                                                               December 31, 1994
- -----------------------------------------------------------------------------------------------------------------------------------
                                                      GOVT.         QUANEX                                GROWTH
                                                      MONEY          CORP.       COMMON\                   AND
                                                      MARKET        COMMON      COMMINGLED    BALANCED    INCOME       PURITAN
                                         TOTAL         FUND          STOCK        TRUST         FUND       FUND          FUND
                                       ----------   ----------      -------     ----------    --------   ---------     --------
Investment income:
     Interest and dividends              $142,094      $50,311       $1,981         $218         $118       $7,167      $33,061
     Net appreciation (depreciation)
        in fair value of investments      (80,190)           2       11,748            0         (293)      (5,286)     (28,802)
                                       ----------   ----------     --------      -------      -------    ---------     --------
     Total                                 61,904       50,313       13,729          218         (175)       1,881        4,259
                                       ----------   ----------     --------      -------      -------    ---------     --------

Employer contributions                     72,075       40,897        2,628        3,699        2,602        3,637        5,164

Employee contributions                  1,157,814      384,265       40,789       20,816       14,912       59,278      174,607
                                       ----------   ----------     --------      -------      -------    ---------     --------
                                        1,229,889      425,162       43,417       24,515       17,514       62,915      179,771
                                       ----------   ----------     --------      -------      -------    ---------     --------

     Total additions                    1,291,793      475,475       57,146       24,733       17,339       64,796      184,030

Benefit payments                           96,950       41,686        3,574            0            0          523       13,530

Fund transfers                                 (0)     226,906       67,384            0        2,296       21,325      (17,668)
                                       ----------   ----------     --------      -------      -------    ---------     --------

Increase in net assets
        available for benefits          1,194,843      660,695      120,956       24,733       19,635       85,598      152,832
                                       ----------   ----------     --------      -------      -------    ---------     --------

Net assets available of benefits:

     Beginning of year                  2,620,865      931,278       16,456            0            0       47,739      345,352
                                       ----------   ----------     --------      -------      -------    ---------     --------

     End of year                       $3,815,708   $1,591,973     $137,412      $24,733      $19,635     $133,337     $498,184
                                       ==========   ==========     ========      =======      =======    =========     ========

                                                                                   SHORT-
                                                                                   INTER-
                                                                                   MEDIATE      GUARANTEED
                                         MAGELLAN      OVERSEAS       CONTRA-       BOND        INVESTMENT
                                           FUND          FUND           FUND        FUND         CONTRACT
                                        ----------     --------       -------     --------      ----------
Investment income:
     Interest and dividends                $30,363       $3,785            $0       $4,758        $10,332
     Net appreciation (depreciation)
        in fair value of investments       (45,839)      (3,887)          231       (8,064)             0
                                        ----------     --------       -------     --------       --------
     Total                                 (15,476)        (102)          231       (3,306)        10,332
                                        ----------     --------       -------     --------       --------

Employer contributions                       7,337        4,515         1,596            0              0

Employee contributions                     331,770       90,740        14,595       26,042              0
                                        ----------     --------       -------     --------       --------
                                           339,107       95,255        16,191       26,042              0
                                        ----------     --------       -------     --------       --------

     Total additions                       323,631       95,153        16,422       22,736         10,332

Benefit payments                            28,461        4,168           214          958          3,836

Fund transfers                              46,774       (2,313)        7,907     (196,036)      (156,575)
                                        ----------     --------       -------     --------       --------

Increase in net assets
        available for benefits             341,944       88,672        24,115     (174,258)      (150,079)
                                        ----------     --------       -------     --------       --------

Net assets available of benefits:

     Beginning of year                     682,179      142,230             0      174,258        281,373
                                        ----------     --------       -------     --------       --------

     End of year                        $1,024,123     $230,902       $24,115          ($0)      $131,294
                                        ==========     ========       =======     ========       ========

J. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
   (continued)

                                                                                   December 31, 1993
                                       ----------------------------------------------------------------------------------------
                                                                    SHORT-
                                                       GOVT.        INTER-       INTER-                    GROWTH
                                                       MONEY       MEDIATE      MEDIATE                     AND
                                                       MARKET       GOVT.         BOND       PURITAN       INCOME      MAGELLAN
                                          TOTAL         FUND         FUND         FUND         FUND         FUND         FUND
                                       ----------     --------     --------     --------     --------      -------     --------
Investment income:
     Interest and dividends              $148,229      $24,976       $8,423         $695      $35,791       $1,810      $51,782
     Net appreciation (depreciation)
        in fair value of investments       72,733            0       (1,528)       1,596        7,138        1,038       37,436
                                       ----------     --------     --------     --------     --------      -------     --------

     Total                                220,962       24,976        6,895        2,291       42,929        2,848       89,218

Employee contributions                    830,367      308,695       83,210            0      131,221       19,410      234,239
                                       ----------     --------     --------     --------     --------      -------     --------

     Total additions                    1,051,329      333,671       90,105        2,291      174,150       22,258      323,457

Benefit payments                          188,154      110,154        9,306            0       12,036          218       18,226

Fund transfers                                  0      (54,346)      93,459     (132,581)      31,762       25,699       94,128
                                       ----------     --------     --------     --------     --------      -------     --------

Increase in net assets
        available for benefits            863,175      169,171      174,258     (130,290)     193,876       47,739      399,359
                                       ----------     --------     --------     --------     --------      -------     --------

Net assets available of benefits:

     Beginning of year                  1,757,690      762,107            0      130,290      151,476            0      282,820
                                       ----------     --------     --------     --------     --------      -------     --------

     End of year                       $2,620,865     $931,278     $174,258           $0     $345,352      $47,739     $682,179
                                       ==========     ========     ========     ========     ========      =======     ========

                                                                   GUARAN-
                                                      QUANEX        TEED
                                                      CORP.        INVEST-
                                        OVERSEAS      COMMON        MENT
                                          FUND        STOCK        CONTRACT
                                        --------      -------      --------
Investment income:
     Interest and dividends               $2,034         $366       $22,352
     Net appreciation (depreciation)
        in fair value of investments      27,849         (796)            0
                                        --------      -------      --------

     Total                                29,883         (430)       22,352

Employee contributions                    44,340        9,252             0
                                        --------      -------      --------

     Total additions                      74,223        8,822        22,352

Benefit payments                           3,273           95        34,846

Fund transfers                            10,386          400       (68,907)
                                        --------      -------      --------

Increase in net assets
        available for benefits            81,336        9,127       (81,401)
                                        --------      -------      --------

Net assets available of benefits:

     Beginning of year                    60,894        7,329       362,774
                                        --------      -------      --------

     End of year                        $142,230      $16,456      $281,373
                                        ========      =======      ========

           Item 27a - Schedule of Assets Held for Investment Purposes
                            EIN: 38-1872178; PN 015

                               QUANEX CORPORATION
                             HOURLY BARGAINING UNIT
                             EMPLOYEES SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1994

                                                            Shares/                           Current
                                                           Par Value           Cost            Value
                                                           ---------           ----           -------
Mutual fund assets - Fidelity Investments:
Government Money Market Fund*                                1,551,467       $1,551,467       $1,551,467
Balanced Fund*                                                   1,350           16,885           16,594
Puritan Fund*                                                   32,366          500,949          479,342
Growth and Income Fund*                                          5,988          130,410          126,277
Magellan*                                                       14,834        1,013,205          990,913
Contrafund*                                                        699           20,923           21,161
Overseas Fund*                                                   8,097          213,790          221,045
                                                                             ----------       ----------
     Total Mutual Fund Assets                                                 3,447,629        3,406,799
                                                                             ----------       ----------
Quanex Corporation Common Stock*                                 5,801          123,896          132,707
Common/Commingled Trust*                                        20,091           20,091           20,091
Deposits with insurance company:
Metropolitan Life Guaranteed Investment Contract                                131,294          131,294
                                                                             ----------       ----------
     Total investments                                                       $3,722,910       $3,690,891
                                                                             ==========       ==========

*Party-in-Interest

  Item 27d - Schedule of Reportable (5%) Transactions  EIN 38-1872178;  PN 015

        QUANEX CORPORATION HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                             Series of Transactions

                                                                                                      Current
                             Total Number of                 Total Number                            Value on      Net
                             Purchases During   Purchase    of Sales During    Selling     Cost of  Transaction   Gain
Description                     Plan Year         Price        Plan Year        Price       Asset      Date      (Loss)
- -----------                     ---------         -----        --------         -----       -----      ----      ------
Metropolitan Life
Short-term Fund                                                      5       $160,105    $160,105    $160,105          0

FMTC Government Reserve             17        $160,142
                                                                    21        160,448     160,448     160,448          0

Quanex Corporation Common Stock     24         110,023
                                                                     5          5,392       4,682       5,392       $710

Puritan Fund                        37         234,282
                                                                    11         60,192      59,192      60,192      1,000

Magellan Fund                       44         449,310
                                                                    12         69,569      70,930      69,569     (1,361)

Contrafund                           9          21,145
                                                                     1            206         214         206         (8)

Growth & Income Fund                27          89,552
                                                                     3          2,989       3,109       2,989       (120)

Overseas Fund                       32         125,729
                                                                     8         42,792      38,247      42,792      4,545

  Item 27d - Schedule of Reportable (5%) Transactions  EIN 38-1872178;  PN 015

        QUANEX CORPORATION HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                             Series of Transactions
                                  (continued)

                                                                                                         Current
                            Total Number of                    Total Number                             Value on        Net
                            Purchases During      Purchase    of Sales During    Selling    Cost of    Transaction      Gain
Description                    Plan Year            Price        Plan Year        Price      Asset        Date         (Loss)
- -----------                    --------           --------    ---------------    -------    -------    -----------     ------
Balanced Fund                     12              $17,337
                                                                     2              $448       $450         $448          $(2)

Government Money Market Fund      58              778,294
                                                                    44           133,921    133,921      133,921            0

Common/Commingled Trust            8               20,091
                                                                     0                 0          0            0            0

Short Intermediate
Government Fund                   24               38,574
                                                                    13           189,290    198,822      189,290       (9,532)


                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


DATE             6/26/95                     /s/ Joseph K. Peery
      ----------------------------------         Joseph K. Peery

                              INDEX TO EXHIBITS

    EXHIBIT
    NUMBER
    23.1             Independent Auditor's Consent
